

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

August 16, 2007

via U.S. mail and facsimile

Ms. Lisa G. Meier
Chief Financial Officer
Flotek Industries, Inc.
7030 Empire Central Drive
Houston, TX 77040

> **RE: Flotek Industries, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2006**
> **Filed March 16, 2007**
> **Form 10-Q for the Quarterly Period ended June 30, 2007**
> **Filed August 9, 2007**
> **File No. 001-13270**

Dear Ms. Meier:

We have reviewed your response letter dated August 3, 2007, to our letter dated July 19, 2007, and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2006

General

1. As requested on page 6 in our comment letter dated July 19, 2007, please provide the three acknowledgements in your next response to us. These are:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Note 3 – Acquisitions, page 41

2. We have reviewed your response to our prior comment 5. It is unclear to us how you determined a threshold of 50% is the materiality threshold to disclose pro forma financial information when you have acquired a series of individually immaterial business combinations pursuant to paragraph 54 of SFAS 141. We also note that it appears that you have determined that these 3 acquisitions are material in the aggregate as you have provided the appropriate disclosures pursuant to paragraphs 51 through 53 of SFAS 154. As such, in future filings, please ensure that you provide appropriate pro forma financial information pursuant to paragraph 54 of SFAS 141.

3. We have reviewed your response to our prior comment 6 and have the following comments:
   - You have responded that you have been working with a third party valuation consultant to estimate the value of intangible assets acquired and that you have revised the estimated fair value of intangible assets acquired as of June 30, 2007. We note that you reclassed $1.3 million from goodwill to intangible assets. Please tell us how far along you are in this process and if you anticipate additional adjustments. We note that the allocation period should usually not exceed one year from the consummation of a business combination.
   - Notwithstanding the above, and in light of the facts that were included in our prior comment 6, we repeat our comment to explain to us your analysis to allocate significant amounts of your assets acquired to goodwill as opposed to allocating amounts to intangible assets pursuant to paragraphs 39 and A10 through A28 of SFAS 141.
   - If you continue to determine that your goodwill allocations are appropriate, please explain to us, for each of your acquisitions in 2006 and 2007, the specific factors that contributed to a purchase price that resulted in goodwill recognition and provide these disclosures in your future filings. We note that goodwill is 32% of your total assets as of June 30, 2007.

Form 10-Q for the Quarterly Period ended June 30, 2007

Note 6 – Goodwill, page 7

4. We note that you disclose that you received a third party valuation to determine adjustments to goodwill. While you are not required to make reference to this independent valuation, when you do you must also disclose the name of the independent valuation firm. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the independent valuation firm. Refer to Section 436(b) of Regulation C.

Note 14 – Segment Information, page 10

5. We note your revised disclosures regarding your international revenue in response to our prior comment 9. In future filings, please disclose how you attribute revenues to international sales and disclose your long-lived assets located outside of the United States. Refer to paragraph 38 of SFAS 131.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please submit your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Al Pavot, Staff Accountant, at (202) 551-3738, or to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief